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Exhibit (a)(1)(xii)

August [    ], 2011

Reminder—Informational Session: Stock Option Exchange Offer

Dear Scientific Games Equity Plan Participant:

        On July 19th, Lorne Weil announced that we have commenced a stock option exchange offer.

        The exchange offer provides a one-time opportunity for eligible employees and directors to realize value from certain "underwater" stock options, meaning stock options with exercise prices that are higher than Scientific Games' current stock price.

        The exchange offer generally allows eligible employees and directors to exchange all (but not less than all) of their outstanding eligible stock options for a lesser number of restricted stock units. Eligible stock options are those that were granted before July 19, 2010 with an exercise price greater than $11.99, whether they are vested or unvested.

        This note is to remind you that we have scheduled an information session at 9:00 AM EDT on August 15, 2011 to explain the exchange offer and help you determine whether participating makes sense for you.

        Dial in information is: 1-XXX-XXX-XXXX (outside U.S. 1-XXX-XXX-XXXX), Meeting ID: XXXXXXX. The session should last about 45 minutes.

        Visit our stock option exchange website at https://www.sgmsoptionexchange.com for complete information. This website can be accessed from work or from your home. To log on to the site, use your company email address as your user ID and your employee ID number as your password (or, if you have previously registered and assigned yourself a password, use that password).

        If you are unable to access the website, you may call the Human Resources Department at (770) 825-4578 to request a paper copy of the information that is posted on the website, which will be furnished without charge.

        Only you can decide whether it makes sense for you to participate in the exchange offer.

        If you choose to participate, you must make your election by 11:59 PM EDT on August 15, 2011 (or such later time and date as may apply if the exchange offer is extended).

        I hope you will plan to join us for the information session. I have attached the presentation we will be using along with the speaker's notes for your use during the call.

        If you have any questions, please contact the Human Resources Department at (770) 825-4578 or by email at sgequityadmin@scientificgames.com.

Sincerely,

Peter Mani
Vice President and Chief Human Resources Officer
Scientific Games Corporation

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  Exhibit (a)(1)(xii)